

PROSPECTUS

May 1, 2007

Madison Mosaic

Equity Trust

Investors Fund

Balanced Fund

Mid-Cap Fund

Foresight Fund

equity trust

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison MOSAIC® FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

Madison Mosaic Equity Trust (the "Trust") offers shares of four separate funds in this prospectus:

Investors, Mid-Cap and Foresight

The Investors, Mid-Cap and Foresight Funds seek long-term growth.

Balanced

The Balanced Fund seeks (1) to produce current income and (2) to provide an opportunity for capital appreciation.

Principal Investment Strategies of Each Fund

Fund-Specific Strategies

Investors

The Investors Fund invests primarily in the common stock of established high-quality, larger growth companies. Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company's stock on the market) of $12 billion or more. The fund may buy a number of mid-sized growth companies as well (market capitalizations between $1 billion and $12 billion), generally not exceeding 25% of net assets.

Mid-Cap

The Mid-Cap Fund invests at least 80% of its net assets in the common stock of mid-sized companies (those with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor's MidCap 400® Index).

Balanced

The Balanced Fund invests in a combination of common stocks and investment grade bonds. Its stock component will consist primarily of the common stock of established high-quality, larger growth companies.

Generally, the companies the Balanced Fund buys have a market capitalization (the value of all of a company's stock on the market) of $12 billion or more. The Balanced Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $12 billion), generally not exceeding 25% of the fund's common stock allocation. However, it never holds more than 70% of its assets in common stocks. The rest of the Balanced Fund (generally, 30% to 50% of net assets) is invested in investment grade corporate bonds and U.S. government bonds.

In general, we anticipate that 25-50% of the Balanced Fund's total net assets will be invested in debt securities that have an average weighted maturity of less than 10 years.

Foresight

The Foresight Fund seeks diversification among all equity market sectors. The common stocks selected for the Foresight Fund are generally larger companies of the type selected for the stock portion of the Balanced Fund, but it may also invest in smaller companies such as those selected for the Mid-Cap Fund.

General Strategies

Focused Portfolios

To the extent invested in common stocks, each fund other than the Foresight Fund generally invests in only 25-35 companies. This reflects our belief that your money should be in our top investment ideas, and that focusing on our best investment ideas is the best way to achieve each fund's investment objectives. Of course, the Foresight Fund's investment objectives generally result in its owning a greater number of companies — 50 to 60 — at any given time.

Growth and Value: GARP

We select companies that we believe show steady, sustainable growth and reasonable valuation, rather than "hot" stocks or "trendy" growth companies with high share prices. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price." By pursuing this strategy, our intent is that investors in Madison Mosaic's equity funds will participate in market appreciation during bull markets. The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks of Investing in Each Fund

All Funds

Market Risk

The share price of each fund reflects the value of the securities it holds. If a security's price falls, the share price of the fund will go down (unless another security's price rises by an offsetting amount). If the fund's share price falls below the price you paid for your shares, you could lose money when you redeem your shares. This is generally known as "market risk."

Capital Gain Realization Risks to Taxpaying Shareholders

Because of the focused nature of fund portfolios, they are susceptible to capital gain realization. In other words, when Madison Mosaic equity funds are successful in achieving their investment objectives, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities. Our sale of just a few positions will represent a larger percentage of each fund compared with, say, a fund that has hundreds of securities positions.

Fund Specific Risks

Mid-Cap Fund Specific Risks

The smaller companies held by the Mid-Cap Fund have greater market risk than stocks of more established companies.

Balanced Fund Risks

Bonds held by the Balanced Fund are subject to call risk. If a bond issuer "calls" a bond (pays it off at a specified price before it matures), the Balanced Fund could have to reinvest the proceeds at a lower interest rate. The fund may also experience a loss if the bond is called at a lower price than what it paid.

Balanced Fund Specific Risks

The Balanced Fund always invests in bonds. When interest rates go up, bond prices tend to go down. The value of bonds in the Balanced Fund are likely to fall as interest rates rise, causing the fund's share price to fall as well. This is generally known as "interest rate risk."

The greater the percentage of a fund's investment in bonds, the greater its interest rate risk. You should also understand that the longer the maturity of any bond, the greater the effect will be on its price when interest rates change. Both funds' average maturities will normally be 10 years or less.

Foresight Fund Specific Risks

When changing its allocation among stocks in different market sectors, the fund may incur increased brokerage costs. Also, short-term trading may generate capital gains.

Risk/Return Bar Chart and Performance Table

The following bar charts illustrate the risks of each fund by showing changes in each fund's performance from year to year over a 10-year period (or for the life of the fund, if less). After the bar chart for each fund is a table that compares the fund's average annual total returns with those of a broad-based securities market index that is not subject to the fees and expenses typical of mutual funds. Included in the table are after-tax returns that are not relevant to you if you hold your shares through a tax-deferred arrangement, such as an individual retirement account or 401(k) plan. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after tax returns depend on your tax situation and may differ from those shown. Remember, however, that past performance (before and after taxes) is not necessarily an indication of how it will perform in the future.

Investors Fund



Year	Return
1997	34.84%
1998	18.66%
1999	5.06%
2000	10.84%
2001	-2.52%
2002	-16.94%
2003	22.14%
2004	11.49%
2005	-2.81%
2006	16.55%

During the period shown in the bar chart, the highest return for a quarter was 23.11% (quarter ending December 31, 1998) and the lowest return for a quarter was -16.71% (quarter ending September 30, 2002).

Average Annual Total Returns *(for the periods ending December 31, 2006)*			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	16.55%	5.08%	8.82%
Return after taxes on distributions	15.46%	4.62%	6.90%
Return after taxes on distributions and sale of fund shares	12.18%	4.34%	6.84%
S&P 500 Index*	15.79%	6.19%	8.42%

Mid-Cap Fund



Year	Return
1997	17.02%
1998	6.81%
1999	9.50%
2000	18.46%
2001	15.32%
2002	-12.87%
2003	28.53%
2004	18.90%
2005	0.55%
2006	16.32%

During the period shown in the bar chart, the highest return for a quarter was 21.54% (quarter ending December 31, 1998) and the lowest return for a quarter was -15.84% (quarter ending September 30, 1998).

Average Annual Total Returns *(for the periods ending December 31, 2006)*			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	16.32%	9.26%	11.27%
Return after taxes on distributions	14.75%	8.49%	8.66%
Return after taxes on distributions and sale of fund shares	11.68%	7.82%	8.32%
Russell Midcap Index*	15.26%	12.88%	12.14%

Balanced Fund



Year	Return
1997	25.49%
1998	15.15%
1999	3.14%
2000	10.79%
2001	1.17%
2002	-9.13%
2003	15.29%
2004	8.19%
2005	-2.16%
2006	11.96%

During the period shown in the bar chart, the highest return for a quarter was 13.27% (quarter ending December 31, 1998) and the lowest return for a quarter was -8.93% (quarter ending September 30, 2002).

Average Annual Total Returns *(for the periods ending December 31, 2006)*			
	Past One Year	Past 5 Years	Past 10 Years
Return before taxes	11.96%	4.42%	7.58%
Return after taxes on distributions	10.74%	3.62%	5.62%
Return after taxes on distributions and sale of fund shares	8.74%	3.53%	5.61%
S&P 500 Index*	15.79%	6.19%	8.42%

Foresight Fund



During the period shown in the bar chart, the highest return for a quarter was 17.52% (quarter ending December 31, 1998) and the lowest return for a quarter was -13.25% (quarter ending September 30, 2002).

Average Annual Total Returns *(for the periods ending December 31, 2006)*			
	Past One Year	Past 5 Years	Since Inception on Dec. 31, 1997
Return before taxes	16.83%	4.08%	5.35%
Return after taxes on distributions	15.53%	3.69%	4.75%
Return after taxes on distributions and sale of fund shares	11.48%	3.37%	4.33%
S&P 500 Index*	15.79%	6.19%	8.42%

*The S&P 500 is the Standard & Poor's Composite Index of 500 stocks, a widely recognized, unmanaged index of common stock prices, while the Russell Midcap Index of stocks is made up of smaller companies including those of the type held by the Mid-Cap Fund. Index performance reflects no deduction for fees, expenses or taxes.

Fees and Expenses of the Trust

This table describes the fees and expenses that you may pay if you buy and hold shares of any fund offered by Mosaic Equity Trust.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge
(Load) Imposed on Purchases
(as a percentage of offering price).......... None
Maximum Deferred Sales Charge (Load)
(as a percentage of offering price).......... None
Redemption Fee........................... None
Exchange Fee .... None

Annual Fund Operating Expenses (expenses that are deducted from fund assets)

	Investors Fund	Mid-Cap Fund	Balanced Fund	Foresight Fund
Management Fee	0.71%	0.75%	0.75%	0.75%
Distribution (12b-1) Fees	None	None	None	None
Other Expenses	0.24%	0.50%	0.47%	0.52%
Total Annual Fund Operating Expenses	0.95%	1.25%	1.22%	1.27%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by Madison Mosaic Equity Trust with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	In- vestors Fund	Mid- Cap Fund	Bal- anced Fund	Fore- sight Fund
1 year	$97	$127	$124	$129
3 years	$303	$397	$387	$403
5 years	$525	$686	$670	$697
10 years	$1,166	$1,511	$1,477	$1,534

Additional fees and transaction charges described in Madison Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, a $15 fee is charged for redemptions by wire to domestic bank accounts and fees are charged on certain stop payments on checks, bounced investment checks, IRAs and other retirement plans).

We can make payments out of our investment advisory fee to other persons, including broker-dealers that make one or more of the Trust's funds available to investors pursuant to any "no transaction fee" network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of our own resources. In addition, shareholders that purchase or redeem shares in the Trust through a securities broker may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. Shareholders may engage in any transaction directly with the Trust to avoid such charges.

Investment Objectives

Madison Mosaic Equity Trust (the "Trust") offers shares of four separate funds in this prospectus:

Investors, Mid-Cap and Foresight

The Investors, Mid-Cap and Foresight Funds seek long-term growth of capital.

Balanced

The Balanced Fund seeks to (1) produce current income while (2) providing an opportunity for capital appreciation. By investing a portion of its assets in bonds, the fund seeks to lessen its exposure to market risk.

All Funds

The investment objective of any fund offered by Madison Mosaic Equity Trust may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. There can be no assurance that any fund's investment objectives will be achieved.

Implementation of Investment Objectives

All Funds

How do we select stocks for the funds?

We screen for both growth and value when seeking investments for each fund. We look for a pattern of consistent, sustainable earnings growth. We compare the valuation of the stock, based on the projected growth rate of the company's earnings, to the market in general (looking for an attractive ratio between growth and price) and to the company's historic valuations.

Our goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced issues, we attempt to avoid the most volatile and risky segments of the market. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price." By pursuing this strategy, our intent is that investors in Madison Mosaic's equity funds will participate in market appreciation during bull markets. The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Why do we sell stocks in the funds?

We sell stocks for a number of reasons: (1) the valuation target we set for them is achieved; (2) the fundamental business prospects for the company have materially changed; or (3) we find a more attractive alternative.

How many stocks will the funds hold?

We want each stock to represent a meaningful commitment. Therefore, to the extent invested in common stocks, each fund other than the Foresight Fund generally invests in only 25-35 companies. We believe this offers the benefits of diversification, yet focuses the funds enough to allow for superior performance. It also reflects our belief that your money should be in our top investment ideas and that focusing on our best investment ideas is the best way to achieve each fund's investment objectives.

The Foresight Fund's investment objective generally results in its owning a greater number of companies — 50 to 60 — at any given time.

Do the funds hold much cash?

In order to meet day to day shareholder transaction requirements, each fund will hold a certain amount of uninvested cash. We will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to a fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same price, plus interest, at a later date. Each fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed creditworthy pursuant to guidelines adopted by the Trust's Board of Trustees.

Can a fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of any fund could be invested in short-term, fixed-income investments. Of course, the Balanced Fund is expected to have a substantial non-stock position. On the other hand, to the extent more than 35% of the Investors Fund or of the Foresight Fund or 20% of the Mid-Cap Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objectives. Also, to the extent the Balanced Fund takes a temporary defensive strategy that eliminates its opportunity to achieve its capital appreciation objective, it too would not be invested in accordance with policies designed to achieve its stated investment objectives.

Fund-Specific Strategies

Investors

The Investors Fund principally invests in the common stocks of established, larger growth companies. Generally, the companies the Investors Fund buys have a market capitalization (the value of all of a company's stock on the market) of $12 billion or more. However, the fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $12 billion) if they meet our investment criteria. These smaller "mid-cap" companies will generally not exceed 25% of the fund's net assets.

The Investors Fund will normally be at least 65% invested in common stocks.

Mid-Cap

The Mid-Cap Fund invests at least 80% of its net assets in the common stocks of mid-cap companies at time of purchase. We will provide shareholders at least 60 days notice before this policy can change. Although a universal definition of "mid-cap companies" does not exist, we generally define mid-cap companies as those whose market capitalization is similar to the market capitalization of companies in the Russell Midcap or the S&P MidCap 400 indices. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered as mid-cap for purposes of the 80% policy. The size of the companies in each index changes with market conditions and the composition of the index. We will not automatically sell or cease to purchase stock of a company we already own just because the company's market capitalization grows or falls outside this range. With this in mind, our intention is that the core of securities held will fall within the $1 billion and $12 billion range at time of purchase.

Balanced

The equity component of the Balanced Fund invests in the common stocks of established, larger growth companies. Generally, the companies that the Balanced Fund buys have a market capitalization (the value of all of a company's stock on the market) of $12 billion or more. However, the fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $12 billion) if they meet our investment criteria.

The percentage of the Balanced Fund's assets that may be invested at any particular time in equities and bonds will depend on our judgment regarding general market risk. The fund will not invest more than 70% in equity securities (stocks). It will maintain at least 25% of its assets in fixed income senior securities (bonds), not including any convertible securities. Generally, no more than 25% of the amount invested in stocks will be in stocks of companies with market capitalizations under $12 billion (but always above $1 billion).

To determine the balance between stocks and bonds, we monitor many factors affecting the market outlook, including economic and monetary trends, market momentum, institutional psychology and historical similarities to current conditions. We carefully review the equity market's relationship to the bond market and interest rate trends.

To achieve income, the Balanced Fund invests in corporate debt securities and U.S. Government bonds. Eligible corporate debt securities must be accorded one of the four highest quality ratings by Standard & Poor's or Moody's ("investment grade") or, if unrated, judged by the Advisor to be a comparable quality. Bonds rated A, AA, or AAA by Standard & Poor's indicate strong to high capacity of the company to pay interest and repay principal. However, the fourth highest rating, BBB, indicates adequate capacity to pay interest and repay principal but suggests that adverse economic conditions may weaken the company's ability to meet these obligations. Therefore, bonds rated BBB are more speculative and reflect a higher level of risk. The fund may also invest in direct obligations of the United States government, its agencies and instrumentalities.

Through appreciation, the total market value of the Balanced Fund's stock holdings may grow beyond 70% of its total net assets. If this happens, we will take necessary actions to reduce total stocks to less than 70% of total net assets within 60 days.

Foresight Fund

Stocks held by the Foresight Fund will change based on our assessment of optimal allocation of stocks among all market sectors consistent with the GARP strategy discussed above.

How will we make decisions on what percentage of the fund will be invested in stocks in any particular market sector? The fund will generally follow the economic sector diversity found in the Standard & Poor's 500 Index, but may deviate from the index based on our assessment of the fundamental outlook and attractiveness of companies in each market sector.

Stocks selected will represent primarily well-established companies that have a demonstrated pattern of consistent growth. To a lesser extent, the Foresight Fund may invest in smaller "mid-cap" companies that may offer more rapid growth potential. Companies selected will generally reflect the diversity of the market as a whole and, as a result, the fund will generally hold more companies than those held in the other funds described in this prospectus.

Generally, the companies the Foresight Fund buys have a market capitalization (the value of all of a company's stock on the market) of $12 billion or more. However, the Foresight Fund may buy a number of smaller growth companies as well (market capitalizations between $1 billion and $12 billion) if they meet our investment criteria discussed above. These smaller "mid-cap" companies will generally not exceed 25% of the Foresight Fund's net assets.

The Foresight Fund will normally be at least 65% invested in common stocks.

Principal Risks

All Funds

Market Risks

Each fund's holdings will be subject to the economic, business and market risks associated with common stock investing. As a result, your investment in any fund, when redeemed, may be worth more or less than the price you originally paid for it.

While each fund is a diversified mutual fund, we intend to limit the common stock portion of each portfolio other than the Foresight Fund to 25-35 companies, with each company representing no more than 5% of the portfolio at cost. While more diversified, the number of securities in Foresight Fund's portfolio is also relatively low at 50-60 companies. As a result, any fund's daily net asset value may be more volatile than a fund with greater portfolio diversification.

Capital Gain Realization Risks to Taxpaying Shareholders

Another consequence of having a relatively low number of securities in fund portfolios is that they may be susceptible to capital gain realization. For example, each year, if a fund is successful in achieving its investment objective, it will likely sell securities that have reached our valuation targets for them. If we sell, say, 15 stocks a year for this reason, that could represent about half of the fund's portfolio. As a result, the potential capital gains the fund would be required to distribute may be higher than a fund that sells the same 15 stocks out of a portfolio of, say 100. Of course, this is not a concern for tax-exempt shareholders such as retirement plans or IRAs.

In the event a fund experiences more redemptions than sales in any year, we may be required to sell securities in order to raise cash to meet these redemptions. Such sales may cause capital gains to be realized for tax purposes. Any such gains must be distributed among the remaining shareholders. (See "Taxes" below.)

Additional Fund-Specific Risks

Mid-Cap Fund

The Mid-Cap Fund invests in comparably smaller companies and may invest in new companies or in the securities of companies in emerging industries. As a result, the Mid-Cap Fund may involve an above-average level of market risk and should be only one part of an overall balanced investment program.

Balanced Fund

Because of its investments in bonds, an investment in the Balanced Fund carries interest rate risk in that as interest rates rise, the value of the bonds in the fund will generally fall. The greater the percentage of the fund's investment in bonds, the greater its interest rate risk.

While bond investing is often referred to as "fixed-income" investing, prices of the underlying bonds fluctuate on a daily basis. Mere investment in government or corporate bonds provides no assurance that you can be protected from certain risks in bond investing (including increasing price fluctuation as bond maturities become longer).

We may buy "callable bonds" for the Balanced Fund. This means that the issuer can redeem the bond before maturity. An issuer may want to call a bond after interest rates have gone down. If an issuer calls a bond we own, we could have to reinvest the proceeds at a lower interest rate. Also, if the price we paid for the bond was higher than the call price, the effect is the same as if the Balanced Fund sold the bond at a loss.

Portfolio Holdings

Portfolio securities information is available on the Madison Mosaic website at www. mosaicfunds.com. It can be accessed for any fund from the "Our Funds" section of the site, "clicking" on the name of the fund in which you are interested and then selecting "Portfolio of Investments." Top 10 holdings current to the most recent calendar quarter is initially provided. You may also obtain a complete list of portfolio holdings by selecting the link to "Complete (name of Fund) Portfolio Holdings" at the bottom of the "Top 10 Holdings" page. Madison Mosaic's policy is to post this information no later than five business days have passed after the end of the quarter and to keep the information on the website until the next updated information is posted. In response to shareholder demand, we may increase the frequency with which we post portfolio holdings to reflect the most recent month-end. A complete description of the Trust's policies and procedures with respect to the disclosure of each of its fund's portfolio securities is available in the Trust's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin 53711. As of the date of this prospectus, we manage approximately $500 million in assets in the Madison Mosaic family of mutual funds, which includes stock, bond and money market portfolios. Madison, a registered investment advisory firm since 1973, provides professional portfolio management services to a number of clients and has, together with its subsidiaries, over $10 billion under management as of the date of this prospectus.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals.

Generally, all management decisions are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

On a day-to-day basis, the funds are generally managed by members of the applicable equity or fixed-income management teams at our firm. The members of the equity team with primary responsibility for the Investors, Mid-Cap, Foresight and the equity portion of the Balanced Fund are Jay Sekelsky and Richard Eisinger. Mr. Sekelsky is a Managing Director of our firm and has been managing the Investors Fund and the equity portion of the Balanced Fund since February 1, 1990 and the Mid-Cap Fund since August 1, 1996. Mr. Sekelsky is a Chartered Financial Analyst. Mr. Eisinger, a Vice President of our firm, has been managing the Mid-Cap Fund since January 1, 1998 and the Investors Fund since January 1, 2000. Prior to joining our firm, in 1997, Mr. Eisinger interned in the equity research department at Piper Capital

Management in Minneapolis and worked as an investment manager for Spectrum Advisors in Rancho Santa Fe, California.

Finally, the members of the fixed-income team of our firm with primary responsibility for the day-to-day management of the fixed-income portion of the Balanced Fund are Christopher Berberet and Paul Lefurgey. Mr. Berberet is a Managing Director of our firm and has been managing the fixed-income portion of the Balanced Fund since February 1, 1992. Mr. Berberet is a Chartered Financial Analyst. Mr. Lefurgey is a Senior Vice President of our firm who joined the team members with primary responsibilities for managing the fixed-income portions of the Balanced Fund in 2006. He is a Chartered Financial Analyst who joined the firm in 2005. Prior to Madison, Mr. Lefurgey was the head of fixed income management at Members Capital Advisors and, from 1990 until 2003, Executive Vice President at Duff & Phelps Investment Management of Chicago.

The Trust's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Trust's funds.

Compensation

Investment Advisory Fees. We receive a fee for our services under our Investment Advisory Agreement with the Trust. For the Trust's last fiscal year, the fee was calculated as 0.75% of the average daily net assets of the Mid-Cap, Balanced and Foresight Funds. The investment advisory fee for the Investors Fund was calculated as 0.75% of its average daily net assets up to $100 million and 0.60% of its average daily net assets above $100 million. This fee is deducted automatically from all accounts and is reflected in the daily price of each fund. A discussion regarding the basis for the Board of Trustees approving the Trust's advisory contract with us is available in the Trust's annual report to shareholders

for the Trust's most recent fiscal year ended December 31.

Other Expenses. Under a separate Services Agreement with the Trust, we provide or arrange for each fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of each fund for these services. We also accrue for the fixed, direct expenses paid by each fund for the compensation of the Trust's Independent Trustees and its independent auditor. At the end of Trust's most recent fiscal year, this fee (including accrual for direct expenses) was set at the following rates: Balanced Fund–0.45%; and Foresight Fund–0.50%. The Mid-Cap Fund's other expenses were calculated as 0.50% for assets under $150 million and 0.45% for assets above $150 million. The Investors Fund's other expenses were calculated as 0.24% on the first $100 million of average daily net assets and 0.20% on average daily net assets above $100 million. These fees are also deducted automatically from all accounts and are reflected in the daily price of each fund.

Pricing of Fund Shares

The price of each fund share is based on its net asset value (or "NAV"). This equals the total daily value of the respective fund's investments and other assets, minus its expenses and liabilities, divided by the total number of outstanding shares. Each fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading, normally 4:00 p.m. Eastern Time.

We use the market value of the securities in each fund in order to determine NAV. We obtain the market value from one or more established pricing services. The Trust maintains a "pricing committee" to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair.

In accordance with policies approved by the Trustees, the pricing committee may determine that the "fair value" of a particular security is different than the market value provided by the pricing service. Although this would be an unusual occurrence for the types of securities held by the Trust, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world. In using fair value pricing, the Trust's goal is to prevent fund share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the "market" price of portfolio securities calculated at the close of the New York Stock Exchange.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

For the Investors, Mid-Cap and Foresight Funds, each fund's net income, if any, is declared as dividends and distributed to shareholders annually, usually at the end of the calendar year. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

For the Balanced Fund, dividends are distributed quarterly and capital gains, if any, are distributed annually.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to Madison Mosaic's *Guide to Doing Business* for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

General Rule. Madison Mosaic Funds' discourages investors from using the Trust to frequently trade or otherwise attempt to "time" the market. As a result, Madison Mosaic Funds reserves the right to reject a purchase or exchange request for any reason.

Market Timing. Our policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in Madison Mosaic Funds described below. To accomplish this, we reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder's right to redeem an account.

In addition, we have written agreements in place with intermediaries who hold fund shares on behalf of others (brokers, banks, plan administrators, etc.). Our agreements give us the authority to identify third parties who invest in our funds through such intermediaries so that we can prevent them from engaging in harmful frequent trading and market-timing activity as described below.

Identifiable Harmful Frequent Trading and Market-Timing Activity. We identify harmful trading activity as having a negative effect on portfolio management or fund expenses. For example, a fund subject to frequent trading or "market-timing" must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity. Cash balances must be over and above the "normal" cash requirements the fund keeps to handle redemption requests from long-term shareholders, buy and sell portfolio securities, etc. By forcing management to keep greater cash balances to accommodate market timing, a fund may be unable to invest its assets in accordance with the fund's investment objectives. Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements. To the extent market-timing activity of this sort requires the affected fund to continually purchase and sell securities, the fund's transaction costs will increase in the form of brokerage commissions and custody fees. Finally, frequent trading activity results in a greater burden on the affected fund's transfer agent (the Madison Mosaic Funds customer service department), increasing transfer agent expenses and, if not actually raising fund expenses, at least preventing us from lowering them.

For all of the above reasons, we monitor cash flows and transfer agent activity in order to identify harmful activity. Furthermore, when approached by firms or individuals who request access for market timing activities, we decline; when trades are attempted without such courtesy we make every effort to block them and prohibit any future investments from the source of such trades. Madison Mosaic Funds does not define market-timing by the frequency or amount of trades during any particular time period. Rather, we seek to prevent market-timing of any type that harms the fund in the manner described above.

Madison Mosaic Funds does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although we reserve the right to impose such restrictions upon notice in the future. We do not specifically define the frequency of trading that it will consider "market timing" because our goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity. As a result, when we identify any shareholder activity that causes or is expected to cause the negative results described above, Madison Mosaic Funds will block the shareholder from making future investments. In effect, we will allow harmful market-timers to leave Mosaic and shut our doors to their return.

We will use our discretion to determine whether transaction activity is harmful based on the criteria described above. Except as described below, we do not distinguish between shareholders that invest directly with a fund or shareholders that invest with Madison Mosaic through a broker (either directly or through an intermediary account), an investment advisor or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing. Moving money in and out of funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation. This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on fund performance. In particular, a successful "market-timer" could, over time, dilute the value of fund shares held by long-term investors by essentially "siphoning off" cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed. Nevertheless, the success of any market-timer is not considered by Madison Mosaic Funds. We will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful. In any event, investors in any Madison Mosaic fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements. It is possible that we will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of any fund (see the section above entitled "Other Risks Associated with Market Timing"). However, we believe our procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled "Identifiable Harmful Frequent Trading and Market-Timing Activity" regardless of the nature of the shareholder or method of investment in Madison Mosaic Funds.

Because we discourage market timing in general, Madison Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although we believe we make reasonable efforts to block shareholders that engage in or attempt to engage in harmful trading activities, we cannot guarantee that it will successfully identify and block every shareholder that does it or attempts to do it.

Taxes

Federal Tax Considerations

Each fund offered by the Trust will distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of any fund may be taxed at the long-term capital gains rate (maximum rate of 15% as of the date of this prospectus). Dividends that constitute "qualified dividends" are also taxed at this rate. The Trust will inform shareholders of the nature of each fund's dividends (ordinary income, short-term gains, "qualified dividends" or long-term gains) in January each year when the Trust send you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time

the securities were held. Income designated as short-term capital gains are taxed at ordinary income rates, rather than the 15% "qualified dividend" rate. Distributions paid from any fund's long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares.

Because the share price fluctuates for each fund, if you redeem shares in such funds, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of dividends, any capital gain distributions and redemption proceeds. Any fine assessed against the Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

The following financial highlights tables are intended to help you understand each fund's financial performance for the past 5 years. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate that an investor would have earned on an investment in the fund (assuming reinvestment of all dividends and distributions). This information for the fiscal years ended December 31, 2006, 2005 and 2004 has been derived from financial statements audited by Grant Thornton LLP, whose report, dated February 2, 2007, along with the financial statements of each of the four separate funds, are included in the Trust's annual report, which is available upon request. Information for prior years was derived from financial statements audited by other auditors.

INVESTORS FUND

	Year Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of year	$18.81	$20.82	$18.79	$15.42	$18.61
Investment operations:					
Net investment income	0.09	0.06	0.13	0.04	0.04
Net realized and unrealized gain (loss) on investments	3.02	(0.62)	2.03	3.37	(3.19)
Total from investment operations	3.11	(0.56)	2.16	3.41	(3.15)
Less distributions:					
From net investment income	(0.09)	(0.06)	(0.13)	(0.04)	(0.04)
From net capital gains	(1.26)	(1.39)	--	--	--
Total distributions	(1.35)	(1.45)	(0.13)	(0.04)	(0.04)
Net asset value, end of year	$20.57	$18.81	$20.82	$18.79	$15.42
Total return (%)	16.55	(2.81)	11.49	22.14	(16.94)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$176,861	$130,339	$164,121	$124,963	$95,219
Ratio of expenses to average net assets (%)	0.95	0.94	0.88	0.88	0.99
Ratio of net investment income to average net assets (%)	0.55	0.29	0.70	0.27	0.44
Portfolio turnover (%)	52	41	40	29	88

BALANCED FUND

	Year Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of year	$17.40	$19.51	$18.22	$15.98	$17.87
Investment operations:					
Net investment income	0.23	0.18	0.20	0.19	0.26
Net realized and unrealized gain (loss) on investments	1.84	(0.60)	1.29	2.24	(1.89)
Total from investment operations	2.07	(0.42)	1.49	2.43	(1.63)
Less distributions:					
From net investment income	(0.23)	(0.18)	(0.20)	(0.19)	(0.26)
From net capital gains	(0.85)	(1.51)	--	--	--
Total distributions	(1.08)	(1.69)	(0.20)	(0.19)	(0.26)
Net asset value, end of year	$18.39	$17.40	$19.51	$18.22	$15.98
Total return (%)	11.96	(2.16)	8.19	15.29	(9.13)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$16,267	$17,514	$26,398	$24,411	$20,886
Ratio of expenses to average net assets (%)	1.22	1.21	1.20	1.20	1.20
Ratio of net investment income to average net assets (%)	1.24	0.88	1.06	1.01	1.56
Portfolio turnover (%)	35	34	38	43	37

MID-CAP FUND

	2006	2005	2004	2003	2002
			Year Ended December 31,		
Net asset value beginning of year	$11.99	$12.52	$11.06	$ 8.69	$10.04
Investment operations:					
Net investment income (loss)	(0.02)	(0.05)	(0.01)	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments	1.98	0.12	2.10	2.51	(1.26)
Total from investment operations	1.96	0.07	2.09	2.48	(1.29)
Less distributions:					
From net investment income	--	--	--	--	--
From net capital gains	(0.91)	(0.60)	(0.63)	(0.11)	(0.06)
Total distributions	(0.91)	(0.60)	(0.63)	(0.11)	(0.06)
Net asset value, end of year	$13.04	$11.99	$12.52	$11.06	$8.69
Total return (%)	16.32	0.55	18.90	28.53	(12.87)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$147,122	$146,266	$115,809	$54,675	$26,202
Ratio of expenses to average net assets (%)	1.25	1.25	1.24	1.25	1.24
Ratio of net investment income (loss) to average net assets (%)	(0.18)	(0.37)	(0.09)	(0.44)	(0.42)
Portfolio turnover (%)	47	46	38	25	35

FORESIGHT FUND

	2006	2005	2004	2003	2002
			Year Ended December 31,		
Net asset value beginning of year	$12.61	$13.38	$12.59	$10.79	$12.60
Investment operations:					
Net investment income	0.07	0.03	0.07	0.01	0.02
Net realized and unrealized gain (loss) on investments	2.05	(0.35)	0.79	1.80	(1.81)
Total from investment operations	2.12	(0.32)	0.86	1.81	(1.79)
Less distributions:					
From net investment income	(0.07)	(0.03)	(0.07)	(0.01)	(0.02)
From net capital gains	(0.59)	(0.42)	--	--	--
Total distributions	(0.66)	(0.45)	(0.07)	(0.01)	(0.02)
Net asset value, end of year	$14.07	$12.61	$13.38	$12.59	$10.79
Total return (%)	16.83	(2.34)	6.83	16.73	(14.17)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$4,081	$3,608	$4,789	$4,741	$3,925
Ratio of expenses to average net assets (%)	1.27	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets (%)	0.54	0.24	0.54	0.04	0.21
Portfolio turnover (%)	54	122	39	7	8

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Madison Mosaic Equity Trust has a Statement of Additional Information (SAI) that includes additional information about each fund in Madison Mosaic Equity Trust. Additional information about each fund's investments is available in the Trust's annual and semi-annual reports to shareholders. In the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI and the Trust's annual and semi-annual reports are available without charge by calling the Trust at 800-368-3195 and will be sent to shareholders within three business days of request. Use the shareholder service number below to make shareholder inquiries.

Information on how to purchase and sell shares in any Madison Mosaic Fund™ is provided in a separate brochure entitled, "*Guide to Doing Business*." Madison Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus. (As of November 1, 2006, all references to "Mosaic" in the "Guide to Doing Business" shall refer to "Madison Mosaic.")

Please call our shareholder service department if you have any questions about any fund in Madison Mosaic Equity Trust or if you would like a copy of any written fund information. Additional information, including the Trust's SAI and annual and semi-annual reports, is also available free of charge at the Madison Mosaic Funds Internet site at http://www.mosaicfunds.com

Finally, you can review and copy information about the Trust (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT

Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615